Filed Pursuant to Rule 425
Filing Person: SL Green Realty Corp.
Subject Company: Reckson Associates Realty Corp.
Commission File Number: 1-13762

FINAL TRANSCRIPT

Conference Call Transcript SLG - SL Green Realty Corp. to Acquire Reckson Associates Realty Corp. Event Date/Time: Aug. 03. 2006 / 3:00PM ET

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ADDITIONAL INFORMATION

The following does not constitute an offer of any securities for sale. In connection with the proposed transaction, SL Green and Reckson expect to file a proxy statement/prospectus as part of a registration statement regarding the proposed transaction with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about SL Green and Reckson and the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed by SL Green and Reckson with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from SL Green or Reckson by directing such request to: SL Green 420 Lexington Avenue, New York, NY 10170, Attention: Investor Relations, or Reckson 225 Broadhollow Road, Melville, NY 11747, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

SL Green and Reckson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Reckson in connection with the merger. Information about SL Green and its directors and executive officers, and their ownership of SL Green securities, is set forth in the proxy statement for the 2006 Annual Meeting of Stockholders of SL Green, which was filed with the SEC on April 17, 2006. Information about Reckson and its directors and executive officers, and their ownership of Reckson securities, is set forth in the proxy statement for the 2006 Annual Meeting of Stockholders of Reckson, which was filed with the SEC on April 10, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

CORPORATE PARTICIPANTS

Marc Holliday
SL Green Realty Corp. - President and CEO

Andrew Mathias
SL Green Realty Corp. - CIO

Greg Hughes
SL Green Realty Corp. - CFO

Andy Levine
SL Green Realty Corp. - General Counsel

CONFERENCE CALL PARTICIPANTS

Anthony Paolone
J.P. Morgan - Analyst

John Guinee
 Stifel Nicolaus - Analyst

Steve Sakwa
Merrill Lynch - Analyst

Ross Nussbaum
Banc of America Securities - Analyst

David Harris
Lehman Brothers - Analyst

Michael Bilerman
Citigroup - Analyst

Lou Taylor
Deutsche Bank - Analyst

Jamie Feldman
UBS - Analyst

John Stewart
Credit Suisse - Analyst

Susan Berliner

Bear Stearns - Analyst

Jim Sullivan
Green Street Advisors - Analyst

Sri Nagarajan
RBC Capital Markets - Analyst

Dan Sullivan
Wachovia Securities - Analyst

Jim Corl
Cohen & Steers - Analyst

Jay Haberman
Goldman Sachs - Analyst

Dave AuBuchon
AG Edwards - Analyst

Jordan Sadler
KeyBanc - Analyst

Mark Streeter
J.P. Morgan - Analyst

Michael McGowan
Kensington - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the SL Green Realty conference call. My name is Kristy and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be conducting a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS). As a reminder, the conference is being recorded for replay purposes.

This conference contains forward-looking information based on — upon the Company’s current best judgment and expectation. Actual results could vary from those discussed herein. The risks and uncertainties associated with forward-looking information during this conference call include the strength of the commercial office real estate markets in New York, competitive market conditions, unanticipated administrative costs, timing of leasing income, general and local economic conditions, interest rates, capital market conditions, tenant bankruptcies and defaults, availability and cost of comprehensive insurance including coverage for terrorist acts and other factors which are beyond the Company’s control.

We undertake no obligation to publicly update or revise any of the forward-looking information. For further information, please refer to the Company’s filings with the Securities and Exchange Commission. I would now like to turn the call over to Mr. Marc Holliday, CEO and President of SL Green. Sir, please proceed.

Marc Holliday  — SL Green Realty Corp. - President and CEO

Thank you everyone for joining us this afternoon. As you can probably imagine, this is an extraordinarily special day for our Company, as we reached agreement on a watershed transaction. In a very short period of time, this Company was able to underwrite and structure an agreement for the acquisition of Reckson Associates, bringing to bear all of the financial sophistication and creativity that has become the hallmark of SL Green.

The favorable conclusion to this transaction will result in the addition of 6 buildings to our New York City portfolio comprising 5.6 million square feet, with all but one of those properties located in the heart of midtown Manhattan. These additions to our portfolio reinforce SL Green’s already dominant presence in the Manhattan marketplace. This transaction underscores management’s overwhelming belief in the strength and vibrancy of the Manhattan office market.

The opportunity to acquire so many outstanding properties in Manhattan comes along so infrequently that we put our full resources behind the underwriting and structuring of this opportunity throughout the past month. In an office market like New York with such scarce development potential, premier assets such as these are irreplaceable, and adds fuel to SL Green’s growth engine in the form of fortress properties with high-quality tenets at embedded rents that are significantly below market.

As many opportunities we continue to review on a daily basis, nothing is as compelling to us as the returns that are achievable on well located and well positioned Manhattan office properties. As such, the opportunity to increase our New York position from approximately 19 million square feet to over 24 million square feet in one single transaction was just too compelling a transaction for us to miss. A transaction of this size and scale is illustrative of our strong belief that owning well located Manhattan office properties during this environment of escalating rents and low capital costs will prove to be a winning strategy.

However, the exciting part of this transaction wasn’t simply the acquisition of these great properties, but rather the manner in which we work with Reckson’s Board of Directors and senior management team to create a win-win situation for the shareholders of both public companies. By working collaboratively with Reckson’s management team, we were able to isolate the most attractive assets for SL Green’s shareholders while simultaneously entering into an agreement to shed properties that would be considered non-core to SL Green, but were highly valued by a private investment group led by Reckson’s CEO, Scott Rechler.

In this fashion, we were able to offer Reckson shareholders the best possible deal by combining the efforts of all parties who collectively valued the assets most highly. The result was a cash and stock deal for Reckson shareholders that will enable existing Reckson shareholders to gain a 15% stake in our premier Manhattan office Company, while receiving high-level of cash for the balance of its investment. We look forward to welcoming Reckson shareholders into our Company as we continue to strive to be the sector’s top the former.

My strong relationship Scott Rechler and Reckson’s other key leaders was an integral part in not only being able to structure a deal for the acquisition of the Company, but also separately and simultaneously negotiating for the disposition of over $2 billion of assets. This deal also provides us with what we believe is the right strategic presence in two of Manhattan’s neighboring submarkets, Westchester and Stamford, where we believe there is significant opportunity created by midtown’s rising rents and disappearing space availability.

We are acquiring 15 assets in Westchester County totaling 2.3 million square feet and another nine assets in Stamford, Connecticut totaling 1.3 million square feet. We believe that these suburban markets where they are strategically located on commuter train lines leading to Grand Central station which, as you know, is by far and away SL Green’s number one dominant submarket in New York City, provides a strategic outlet for certain of our tenants who may be looking to outsource certain operations into the suburbs as space availability in Manhattan gets tighter and tighter.

Another key feature of this transaction is the exceptionally strong accretion that we believe we can generate in 2007 as a result of significant synergies between the two public companies and strong embedded growth in the New York portfolio. You should note that the average in place next escalated rents for all of the Manhattan properties are in the low to mid ‘50s, and we believe marked-to-market in 2007 and 2008 would be in excess of 20%. Greg will take you through and a little bit how we translate that embedded growth and the rollover schedules for these properties in determining how much accretion we think and forecast for these properties in 2007 beyond.

It’s unusual in today’s market that we can find a way to acquire high-quality office properties and also do so with significant accretion. For all of these reasons, we believe the acquisition of Reckson is a perfect fit for our Company and will pay many dividends as the New York economy continues to prosper.

For the balance of this call, I would like to first turn it over to Andrew Mathias, who will give you a brief overview of some of the most significant assets in the portfolio before handing the call off to Greg Hughes, who will give you more detail on our financing strategy for this transaction. After that, we’ll bring the call back for some brief questions and answers. And with that, I would like to turn over to Andrew.

Andrew Mathias  — SL Green Realty Corp. - CIO

Thanks Mark. The centerpiece of this acquisition really is the New York portfolio. The opportunity to access 5.6 million square feet in one transaction is nearly unprecedented in the annals of New York property sale history. As we look at it, the quality and added scale the Reckson assets brings our prime midtown portfolio represents a can’t-miss type of opportunity. Great credit tenants, well leased, well maintained physical plan, compelling per pound or per square foot basis, and great locations are the themes of this purchase.

919 Third Avenue is owned in partnership with the New York State Teachers’ Retirement System, a great institutional relationship of ours. The property features credit tenants on long-term leases, with two major international law firms both on leases past 2020. Locationally, the property nicely rounds out our holdings in the Third Avenue corridor and is one of the highest quality assets in the submarket. The owners have recently completed an aggressive capital program and retenanting program, and our job going forward will be to unlock opportunities within the existing rent roll and tenancy to drive growth in the coming years.

Moving across the west side, 1185 Sixth Avenue has dynamic embedded growth — has a dynamic embedded growth opportunity a escalated rents are $53 per square foot in a market that is — today is $65 per square foot and climbing. The market rate is easily supported by the recent NHL deal which Reckson completed, a major lease with a starting base rent of $64.25 per square foot for some of the lower base floors in the building.

Prior to Reckson’s acquisition of the building, SL Green came very close to purchasing this property. And as a result, we’re intimately familiar with the building, its physical systems and the tenancy, and we remain very excited about the tremendous marked-to-market opportunity that exists here. The property also happens to be located directly across the street from 1211 Sixth Avenue, the most recent high-profile trade in Manhattan market which changed hands at approximately $800 per square foot. Like 919 Third Avenue, this property is anchored by credit tenants such as Amerada Hess Corp, King & Spaulding, American Express, and Banc of America.

Moving over to 810 Seventh Avenue, another great example of a property with very nice embedded value as below-market leases get marked-to-market. In place escalating rents in the building are approximately $47 per square foot in a $60 to $65 plus submarket, and the property features almost 40% roll in the leases over the next four years. The acquisition of this property increases our presence in the thriving Times Square submarket, where we currently own 1515 Broadway as well as our retail projects at 1551 and 1604 Broadway.

1350 Sixth Avenue is a great value add opportunity where we feel we can unlock value through our capital development program. Average in place escalated rents are approximately $41 per square foot in the property, which sits in a submarket where top floor rents could command easily double that in place figure. We’ll be working to develop a capital program with respect to this assets in keeping with SL Green’s tradition of very high-quality renovations, attracting very high-quality tenants at top of market rents, and we feel this assets and sets up perfectly for that type of program given substantial roll in the near-term in its rent roll.

In 120 West 45th, we were able to pick up an asset which is essentially new construction, a boutique building that offers column-free floor plates which are ideal to hedge fund tenants and other financial institutions. In fact, the largest tenant in the property is DE Shaw, one of the largest hedge funds in the world, which occupies approximately 43% of the building and has grown aggressively over the last few years in the property. The new construction located just off Sixth Avenue make this product very unique in a marketplace which continues to have heavily escalating rents.

With that overview of the assets, I would like to turn it over to Greg Hughes to talk about financing of the transaction.

Greg Hughes  — SL Green Realty Corp. - CFO

Great, Andrew. Thanks very much. As we can all guess, opportunities like this present themselves fairly infrequently, so it always helps to be prepared. We have the good fortune of enjoying strong support in the capital markets which, coupled with our modestly levered balance sheet and good financial advisers, enabled us to spring into action and acquire a $6 billion company in just three weeks.

The first order of business was, of course, to shed much of the suburban exposure and maintain the focus of the acquisition on our backyard here in Manhattan. The sale of these assets to the investor group will provide us with $2.1 billion of proceeds to fund the acquisition. Next, we exercise an accordion feature under our existing credit facility to increase that facility to $800 million, which our lead lenders Wachovia and KeyBanc were able to quickly underwrite.

In addition, Merrill Lynch, who served as our financial adviser, provided us with new mortgage financing commitments which, coupled with the debt we assumed from Reckson totaled approximately $917 million. The last and most critical piece to the debt picture was a $1.5 billion bridge loan. This three-year facility which bears comparable pricing to our existing line of credit is prepayable at any time, and provides maximum flexibility to execute on our business strategy.

You may remember from our earnings call last week that we discussed how higher levels of taxable income coupled with highly structured acquisition were making the execution of 1031 exchanges more challenging. While Marc and Andrew see high-quality well located office buildings, I see sizable unencumbered assets which will be ideal 1031 receivers. You should expect to see continued pruning of our own portfolio.

With these assets under contract and a disposition program that has produced 4.6% sales cap rates year-to-date, the SLG capital recycling program will be back in full swing. Upgrading the quality of our assets while doing it in an accretive fashion has been the backbone of our profitability over the years. We expect to see the same for this transaction.

The last piece financing was of course the issuance of approximately 9 million shares of our common stock. Our strong performance over the years allow us to use our currency to fund a portion of the purchase price. This, coupled with anticipated asset sales, should leave us with a debt to market capitalization of just 45% once the dust settles the settles, well positioned to take advantage of whatever the next opportunity might be.

While working on a high-profile M&A transaction here in Manhattan can be an exciting event, as Marc pointed out, the most exciting event about this transaction is the meaningful earnings contribution that we expect it to provide. Positive spread investing, near-term roll, substantial marked-to-market on in place rents in Manhattan, operating expense synergies, and G&A expense synergies, we expect all to provide to the meaningful accretion we expect from this transaction.

We have initially bracketed the estimated accretion at approximately $0.20 to $0.40 per share, and we hope to have a more precise estimate as we get greater visibility on our projected closing date for the acquisition, the timing and price of our dispositions, and the final piece of our permanent debt stack. All in all, a very exciting opportunity and a very exciting acquisition for the Company. And with that, I’d like to turn over to Marc for some final thoughts.

Marc Holliday  — SL Green Realty Corp. - President and CEO

Okay. I guess we pulled this call together on fairly short notice obviously. And I can tell you that everyone is pretty physically and emotionally drained right now. This was an epic effort to underwrite and structure this transaction over a three to four week period. Obviously, we were aided by the fact that the majority of the assets were in New York and we were familiar with all of those, intimately familiar with all those.

So the focus of all of our efforts over that period of time really were spent getting up to speed on these suburban markets, and then also, obviously executing the strategy that I outlined for disaggregating a portion of the portfolio in a way that we feel is, as I said before, not only good for Reckson and SL Green shareholders, but also good for the employees of Reckson as we would envision a substantial part of the operations traveling with Scott and his team as part of running and operating the Long Island and New Jersey portfolios out of their Long Island headquarters, and SL Green being able to absorb much of Reckson’s infrastructure in New York and to our own offices here at 420 Lexington, and also establish a presence up in Westchester and Stamford out of White Plains, by just basically building upon what Reckson has already started up in that area.

So anyway, we would like to — we’ll turn to questions and answers in a couple of more seconds. I did want to note one other thing. If you hear a little fatigue in our voices, there was one other bit of news that crossed the wires this afternoon that is worthy of mentioning since everyone is on. Gramercy Capital Corp, as most or all of you know, our specialty finance public company affiliate, announced today that pricing of its second $1 billion commercial real estate CDO.

And if you can get a hold of that release, you’ll see that ever $900 million of bonds were issued, AAA through triple B minus at a spread to LIBOR of under 37 basis points. So that would be LIBOR plus 36.95% financing on a ten-year facility with a five-year reinvestment period. So my hat’s off to Bob Foley and Hugh Hall, who spearheaded the marketing and pricing of this CDO, along with Andrew Mathias and Greg Hughes who did double duty on the Reckson transaction, as well as the Gramercy CDO. So as you can imagine, it was quite a busy July on top of 10 other things we got done in the quarter.

So, anyway, I just wanted to really commend not only them, but Andy Levine and some of the other investment people who worked intimately on this — Dave Schonbraun, Christina Do and Dave Belie, on just doing a superb job of blanketing this transaction in a way that we feel we understand exactly what we bought, what we sold. And we are very, very comfortable with the position we now sit.

So with that, operator, we would like to turn it over to you to begin taking questions. The only thing I would ask is because — from what we hear, there are over 325 people on the line. We just won’t be in a position to field questions from everyone, and so we’d ask for one question with at most one follow up and allow everyone some time to get their questions heard. So with that, let’s get it going.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Anthony Paolone, J.P. Morgan.

Anthony Paolone  — J.P. Morgan - Analyst

Thank you. Can you just maybe talk a little bit more about what you think the cap rate is on the assets you are buying and how you get to the range of I guess $0.20 to $0.40 of accretion?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Sure. The — in part — we were able to achieve some accretion through the disaggregation strategy. So by selling over $2 billion of assets simultaneous with the pending closing, we’re able to achieve a basis in the New York assets that have a GAAP cap rate in excess of 5% in 2007, Tony. And the cap rate in the other submarkets, Westchester at 6.7% and Connecticut Stamford, 5.5%. And New York City is actually as much as 5.25% based on the near-term roll over, particularly 1185 and 1350, based on where we see rents can go.

I would say the other drivers of that SSA was not only just the cap rates, but also should keep in mind the synergies that we believe we’ll be able to achieve because we have an extraordinary amount of capacity we feel certainly for the New York assets. And we think that by some other infrastructure savings that we’ll be able to achieve, and given the volume of people the Scott would be hiring and utilizing as part of his platform for the Long Island/New Jersey assets, that also will add to significant accretion.

I’d say lastly, we were able to acquire some structured finance investments within Reckson’s existing balance sheet. Order of magnitude in excess of $100 million of structured finance that will be coming straight onto the Green balance sheet because, as you know, on the —given the origination agreement we have Gramercy, structured finance investments in connection with equity opportunities wind up on Green’s balance sheet. So this is one of the unique I guess situations where those assets would wind up on SL Green’s balance sheet.

And when you take that in tandem combined with the efficiency of the stock currency that we use and the efficient financing we were able to arrange, primarily through Wachovia and Merrill Lynch, we get a very efficient and accretive transaction.

Greg Hughes  — SL Green Realty Corp. - CFO

If you look at the blended cap rate of 5.6% that we provided in the transaction overview, which bumps up towards 6% when you layer in — yield on assets when you layer in the effect of the structured finance investment, and then you look at — remember we’re assuming their convertible note which bears a 4% coupon. And if we execute on asset sales sub 5 cap rates, that’s obviously a very (technical difficulty) powerful exercise.

Anthony Paolone  — J.P. Morgan - Analyst

As a follow up, what’s the break up fee?

Marc Holliday  — SL Green Realty Corp. - President and CEO

It’ll be disclosed in the proxy, Tony. I’m not — really — we pulled this together quickly. I’m not sure we can really get into that on the call. I would say it’s a market standard — what we do is a market standard break fee in the event the transaction doesn’t (inaudible) certain situations.

Operator

John Guinee, Stifel Nicolaus.

John Guinee — Stifel Nicolaus - Analyst

Gentlemen, congratulations. Just to give everyone a little clarification, it looks like on page 3, your 5.6 million square feet includes One Court Square, but on page 8, it excludes One Court Square. If you do a pro rata share of your — the 919 deal, it looks like you’re actually buying about 3.4 million square feet of effective New York City ownership.

Marc Holliday  — SL Green Realty Corp. - President and CEO

Yes, I guess page 8 talks about Manhattan portfolio and page 3 talks about New York City.

John Guinee  — Stifel Nicolaus - Analyst

Okay. So when you get to your effective ownership of midtown, you’re at about 3.4 million square feet?

Greg Hughes  — SL Green Realty Corp. - CFO

Yes.

John Guinee  — Stifel Nicolaus - Analyst

What’s the price per pound there and what do think the true ‘07 cash yield is?

Greg Hughes  — SL Green Realty Corp. - CFO

The price per pound on the New York assets are about 5 80 a foot and that’s in — that is somewhere slightly below 6 50 a foot just for the Manhattan assets, and the cash cap rate in 2007 is approximately 4.6% going in cash yield.

John Guinee  — Stifel Nicolaus - Analyst

Congratulations.

Operator

Steve Sakwa, Merrill Lynch.

Steve Sakwa  — Merrill Lynch - Analyst

Good afternoon. I guess Marc, could you talk a little bit about the suburban strategy and might — I guess, how do you really feel about that long-term? I know you talked about tenants moving out, but obviously been very effective just being in New York City. And then maybe secondly, can you talk a little bit about the amount of sales that you may make from the existing portfolio to kind of help fund this? So if you kind of think you’re buying 3.9 billion, can you give us some magnitude of how much you might sell as part of noncore SL Green assets?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Okay, when you said we’re acquiring 3.9 million that is —

Steve Sakwa  — Merrill Lynch - Analyst

3.9 billion.

Marc Holliday  — SL Green Realty Corp. - President and CEO

3.9 billion. Okay. I misheard you. With respect to the suburban strategy we’re still, even on a pro forma basis for this transaction, 90% New York City — Manhattan. So I would say that this transaction was not about embarking on a suburban office strategy. It was about fortifying and solidifying our Manhattan strategy.

So the — what you saw in the release and what I described a little earlier, the fact that we disposed of a significant amount of markets where clearly in Long Island we have less experience, or in New Jersey where there is a lot of development activity that would be taking place in the portfolio, we felt on an efforts used basis, it was much, much more highly valued and better in the hands of Scott and his team than with us without a designated platform out there.

We’ve come away with what we think are two markets that are very interesting to us. Stamford because while you call it suburban, it has a lot of elements and characteristics of a CBD, as does White Plains. And the fact that these two markets are located so close to each other and close to New York and can leverage off the Grand Central commuter line synergy, we think there will be in an ease of operation for us and an ability for us to at least market perform, and hopefully market outperform as we get to know those markets.

Now, with that said, I would not be surprised at all if you look for us to do some creative financing and recapitalization techniques, joint ventures with certain of the assets in Stamford and Westchester. And I think there’s no lack of capital — passive capital investor interest who has already reached out to us today wanting to know if they can participate in some way.

So we’re going to take things slowly, get to know those markets, transition the assets properly, and then look to see whether our thesis that as New York City and Manhattan proper tightens up to vacancy levels that are — we think are going to go sub 7% and possibly into low the 6’s, whether some of that is going to result in our being able to access our tenant base of 1300 tenets in Manhattan to do some back office relocation to Stamford and Westchester. So for us, we don’t see a lot of downside and we see some significant potential upside.

Operator

Good afternoon, Banc of America Securities.

Ross Nussbaum  — Banc of America Securities - Analyst

Good afternoon, guys. I guess it just a two-part question. Number one is why isn’t Scott Rechler and the Reckson team participating in the call? And secondly, can you maybe just walk us through on the — Greg, on $0.20 to $0.40 of accretion, if the cost of debt I’m assuming is 6% plus and you’re buying this at a — on your numbers anyway, a 5.6 cap rate, I guess the actual deal on its own is not accretive, but what you’re suggesting is asset sales after the fact will help get to accretion.

Marc Holliday  — SL Green Realty Corp. - President and CEO

Answer that please.

Greg Hughes  — SL Green Realty Corp. - CFO

I guess if you cut through what we end up with, we’re going to end up with $4 billion worth of assets, using $1 billion worth of stock and what will amount to, close to between 0.75 billion and 1 billion of asset sales plus the 4% convert that you have outstanding, your cost of debt is not nearly that high. So you blend down with — or your overall blended cost of funds is decidedly lower than the 6%.

Because again, the cap rate on the asset sales, if we can keep up with what we have seen this year, would be sub 5%. So you would end up with a blended cost of funds on the $4 billion of 5 or less.

Ross Nussbaum  — Banc of America Securities - Analyst

Okay. And Marc on the first question — any color?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Yes. We issued a joint release this morning. I think — I’m not sure Scott has slept in the last couple of days. I know he had his earnings release today. And I think first and foremost, since we weren’t able to get the news into the market until almost noon, the first thing I believe he was to do was get together and speak with the people within his organization, which we certainly supported as being paramount because we’re very focused on an orderly transition. And I think he probably had his hands full with that. Whether or not he’ll be doing something specifically in the way of a call or otherwise, I can’t really speak there.

Ross Nussbaum  — Banc of America Securities - Analyst

We would hope so. Thank you.

Operator

David Herrick, Lehman Brothers.

David Harris  — Lehman Brothers - Analyst

Good afternoon. Greg, a couple of questions for you if I may. Is there any type of color around the share or a potential share issuance?

Greg Hughes  — SL Green Realty Corp. - CFO

The exchange ratio is fixed.

David Harris It’s fixed. Okay. And then secondly, from what — your reference on the issuance of stock and the financing, are you now ruling out the near-term possibility of any further equity issuance to help fund the transaction?

Greg Hughes  — SL Green Realty Corp. - CFO

Yes, I think if you look to asset sales, we did the 750 million-ish of asset sales. When they came through to pay off the bridge loan, we’d be at 45% debt to market cap on a $12 billion company. So I think we would be plenty liquid and still modestly leveraged. So I don’t think we would need to access the equity markets at all in connection with this acquisition.

David Harris  — Lehman Brothers - Analyst

Okay. And Mark, just pass to you if I may. Maybe I missed this so forgive me. Are you looking to retain any of the Reckson staff in the suburban locations?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Yes, absolutely, and that’s first and foremost. That’s our right and intent to meet with everyone over the next week or two then make decisions about who are going to be right for what we retain in our platform. And then, Scott would be able to integrate the others as I believe he plans to, but that would be after we’ve assessed the situation and picked — basically got the first pick of the litter as you would say.

David Harris  — Lehman Brothers - Analyst

Any idea of the headcount involved here?

Marc Holliday  — SL Green Realty Corp. - President and CEO

We don’t know yet the headcount that we’re going to be — how it will allocate for us and for Scott. I think that’s something we are going to take the next two weeks to survey and figure out.

Operator

Michael Bilerman, Citigroup.

Michael Bilerman  — Citigroup - Analyst

Jon Litt is on the phone with me as well. What’s the cash accretion and when do you think you’ll turn positive?

Marc Holliday  — SL Green Realty Corp. - President and CEO

I think it’ll be positive out of the gate. So if you take the $0.20 to $0.40 accretion that we referenced, I would say cash is probably in the $0.10 to $0.20 range.

Michael Bilerman  — Citigroup - Analyst

Can you just walk through the G&A synergies? How much G&A are you taking on, and then where do you think the synergy is off of that number?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Again, it’s a little bit until we — it’s a little bit until we get through the ranks. They have a $40 million kind of run rate G&A. We talked about $20 million synergies off of that number itself. Obviously, the spinoff of the property would be, the staff that we have employees are (indiscernible) handle the New York assets, it could likely be more than that. We need to spend a little bit more time with the operating group up in Westchester and Stanford to better assess that.

Operator

Lou Taylor, Deutsche Bank.

Lou Taylor  — Deutsche Bank - Analyst

Marc, congratulations on the deal and to your team. What’s the potential to JV or pull capital out of the Connecticut and Westchester assets?

Andrew Mathias  — SL Green Realty Corp. - CIO

I think there’s tremendous potential, I would say, by the volume of calls this morning after announcement. You can be sure there is a tremendous appetite for properties in both Westchester and Stanford. We have made a lot of money in New Jersey over the last couple of years, and I think Westchester and Stanford are sort of equally liquid markets with a lot of the same dynamics. So we’re very confident that if we decide to go the route of bringing in a partner or exiting, there are — there’s ample bid in that marketplace.

Lou Taylor  — Deutsche Bank - Analyst

I was thinking more structurally. I mean, (indiscernible) family in Stanford, and just in terms of how much of these assets will you own 100%, how the debt lays out? Is there much potential when you factor all that in?

Andrew Mathias  — SL Green Realty Corp. - CIO

I think we’re going to work on optimizing that strategy between now and closing, and really deciding if we want to retain some or all of the assets 100%. And those that we don’t, we’ll probably look to be creative, as we have in the past.

Marc Holliday  — SL Green Realty Corp. - President and CEO

I would add — remember, since they operate it as a rated company, they have a lot of unsecured debt. So a lot of these properties aren’t encumbered, which maximizes our flexibility in approaching the financing of them.

Operator

Scott Crowe, UBS.

Jamie Feldman  — UBS - Analyst

This is Jamie Feldman here with Scott Crowe. In terms of — just a follow-up to a prior question. In terms of FAS 141, how much of that accounts for your accretion off of that on a GAAP basis?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Again, it will depend upon when the transaction closes and where we end up marking it. Within that 10 cash to 20% range. I’d take maybe 4 of that — $0.04 of that would be attributable to 141.

Jamie Feldman  — UBS - Analyst

There was no premium to the closing price for Reckson. What gives you guys comfort that there’s not going to be another bidder?

Marc Holliday  — SL Green Realty Corp. - President and CEO

I can’t really speak to whether there will be another bidder or not. I can only tell you that we put something on the table that the Board felt was the most compelling feature, not simply based on price alone, but based on price, and a currency that I think the Board respected quite highly. And we’re very appreciative of the fact that they looked at this deal as not simply a premium deal, but I believe they looked at it both for the high level of cash component combined with a stock component in what’s going to be an enhanced company on a pro forma basis. So I think that was very, very compelling for the Board, but I can’t speak for the Board and can’t speak for whether or not there will be other bidders for the assets.

Jamie Feldman  — UBS - Analyst

Was the structure — the final structure of the transaction one that you guys brought to the table, or did they just — were they just looking for capital?

Marc Holliday  — SL Green Realty Corp. - President and CEO

When you say looking for capital, just elaborate.

Jamie Feldman  — UBS - Analyst

Did you come in with a unique approach to how you could divvy up the portfolio?

Marc Holliday  — SL Green Realty Corp. - President and CEO

I think — I think our relationships were quite helpful here. And you know we pride ourselves in being pretty creative when it comes to these kind of opportunities, in trying to look at ways of optimizing portfolios, optimizing financing, optimizing our embedded growth. So I think it was a collaborative effort. But clearly, we brought a lot of intellectual capital to bear to the process, and I think we came away with something that was very, very good.

Operator

John Stewart, Credit Suisse.

John Stewart  — Credit Suisse - Analyst

Marc, you give us a sense for the size of the change of control payout to Reckson’s senior management? And will the deal be at all contingent on Reckson, Marathon lining up financing for their carve-out?

Greg Hughes  — SL Green Realty Corp. - CFO

John, I think that will be laid out in great specificity in the proxy, which should be out kind of right after Label Day, we’re hopeful of. The transaction cost, we think, depending upon where we end up, on which financings we leave in place, working (indiscernible) as low as possible, the total cost would probably be in the 200 to $250 million range.

John Stewart  — Credit Suisse - Analyst

Did you say whether it was contingent?

Greg Hughes  — SL Green Realty Corp. - CFO

Pardon me?

John Stewart  — Credit Suisse - Analyst

Is it contingent at all on Reckson and Marathon’s financing?

Greg Hughes  — SL Green Realty Corp. - CFO

It’s not.

Operator

Susan Berliner, Bear Stearns.

Susan Berliner  — Bear Stearns - Analyst

Two quick questions regarding the bonds, Reckson’s bonds. Do you have a plan on what you’re going to do with them? And also attached to that, would you contemplate coming to the unsecured debt market?

Greg Hughes  — SL Green Realty Corp. - CFO

One of the reasons we put a 1.5 billion bridge in place is to kind of preserve all of our options. We might look to keep them out, depending upon how we look at their — after the asset sales that we have planned. The one thing that we always watch when you think about becoming a rated company is the limitations that they have on secured indebtedness, which, as an owner of major Manhattan office towers, a lot of times it makes sense to use very efficient secured debt. So we’re evaluating it; wouldn’t rule it out, although no immediate plans as we sit today.

Susan Berliner  — Bear Stearns - Analyst

Could you quantify at all, in terms of any sort of asset sales or joint ventures, a magnitude?

Marc Holliday  — SL Green Realty Corp. - President and CEO

In the ordinary course for this year, we’ve probably got another I would say 100 million set to close, and with 1140 6th Avenue, which we announced earlier was in contract. And then we just recently closed 286, 290 Madison Avenue, which, Andrew, was 63 million. And I think for the balance of the year, we’re going to step up that program in light of this transaction. And you could see an incremental $500 million or more being delivered to the market either in Q3, 4, or possibly right up to the New Year.

Operator

Jim Sullivan, Green Street Advisors.

Jim Sullivan  — Green Street Advisors - Analyst

Was the $2.1 billion price that Scott is paying to buy back his portfolio of assets discounted in any way to facilitate the overall deal?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Not from our perspective.

Jim Sullivan  — Green Street Advisors - Analyst

What value, roughly, did you ascribe to the bundle of other assets that show up on page 16 of your slide show, the other assets?

Marc Holliday  — SL Green Realty Corp. - President and CEO

Give us a chance to get there. We did a workup. The price is sort of an aggregate price. We have underlying NAD price (indiscernible) a lot of sensitivities. I would say to you, Jim, the 1166 Avenue of the Americas loan, that’s structured finance, so we looked at that as par plus a slight value on the participation. The other structured finance notes on Madison Avenue, Glencoe, Wall Street — the same things there. That’s par plus accrued. I think those are nonparticipating. So the real area of focus were on the ancillary land parcels in Westchester and Stanford, and a half interest in RSVP. And I would just say in the aggregate, let’s say, for all the other assets (multiple speakers)

Greg Hughes  — SL Green Realty Corp. - CFO

(indiscernible) probably like 400 million there. And Jim, the other thing to remember is we’re getting — we’re buying the entity itself. So there’s other assets in excess (indiscernible) liability. So, net other assets, including cash — that’s included in that number, but we didn’t outline on that base there.

Jim Sullivan  — Green Street Advisors - Analyst

Why isn’t the transaction subject to an SLG shareholder vote?

Greg Hughes  — SL Green Realty Corp. - CFO

Because the number —

Andy Levine  — SL Green Realty Corp. - General Counsel

It’s Andy Levine, General Counsel for the Company. The shares that we’re issuing are under 20% of our outstanding, so there’s no shareholder vote (indiscernible) required.

Jim Sullivan  — Green Street Advisors - Analyst

And finally, is Todd Waterman coming to SLG?

Marc Holliday  — SL Green Realty Corp. - President and CEO

We just signed the contract like three hours ago.

Greg Hughes  — SL Green Realty Corp. - CFO

We’re counting on you chatting him up, Jim.

Marc Holliday  — SL Green Realty Corp. - President and CEO

We have not at all been out to talk with any of the regional heads for Reckson. We were basically following a fairly strict process. And now that we’ve gotten the contract behind us, and soon to be the call behind us, we’ll be focusing tomorrow and next week on beginning to assess those kinds of decisions.

Operator

Sri Nagarajan, RBC Capital Markets.

Sri Nagarajan  — RBC Capital Markets - Analyst

I was just wondering if the merger was a tax-free event for SL Green. Is there any taxation that you guys are going to incur?

Greg Hughes  — SL Green Realty Corp. - CFO

No, I mean, because it’s a limited piece of stock that we’re issuing. It’s (indiscernible) tax (inaudible) the transaction.

Sri Nagarajan  — RBC Capital Markets - Analyst

On the follow-up, the earlier comments that — your success that you’ve had with the Gale portfolio, why not hold on to a piece of it in terms of mezzanine financing or preferred equity financing? Is that still something that you guys are thinking about?

Marc Holliday  — SL Green Realty Corp. - President and CEO

In terms of hold on to —?

Sri Nagarajan  — RBC Capital Markets - Analyst

The 2.1 billion outright sale that you are doing (indiscernible). Is there some possibility of mezzanine or private equity financing in that?

Andrew Mathias  — SL Green Realty Corp. - CIO

There’s definitely opportunity, and Scott didn’t want to commit himself to any particular financing, because he’s still trying to optimize. But we have had some initial discussions, with SL Green and with our Gramercy Capital affiliate, where those opportunities would be appropriate for Gramercy. And frankly, we’re hopeful that will lead to future business down the road as it has with Stan Gale.

Marc Holliday  — SL Green Realty Corp. - President and CEO

I would be surprised if some finance products don’t fall out of this — of that transaction. We pride ourselves in being able to bring equity and debt to these kind of situations. In this case, it would be — what would be most attractive is some debt financing, either at Green or at Gramercy. We kind of have all the damage covered there.

Operator

Dan Sullivan, Wachovia Securities.

Dan Sullivan  — Wachovia Securities - Analyst

Greg, using the math, there is 6.1 of total purchase. 2.1 of that is going back to the (indiscernible) Marathon group. Is the debt associated with some of those assets — what’s happening there, and how much debt associated with that asset is being paid off as part of that sale?

Greg Hughes  — SL Green Realty Corp. - CFO

They’re buying those assets, and those assets are subject to the financing that runs with them.

Dan Sullivan  — Wachovia Securities - Analyst

So all that is effectively out of the new (indiscernible)?

Greg Hughes  — SL Green Realty Corp. - CFO

Out of the — yes, out of our (indiscernible).

Dan Sullivan  — Wachovia Securities - Analyst

And probably you’re not going to say much else about the unsecured bondholders from Reckson I’m guessing, huh?

Greg Hughes  — SL Green Realty Corp. - CFO

We’re evaluating and preserving our flexibility at this point.

Operator

John Che, Cohen & Steers.

Jim Corl  — Cohen & Steers - Analyst

This is actually Jim Corl. I’m here with John as well. I’ve got a question. In our capacity as a Reckson shareholder, attempting to decide whether we should vote for this transaction or not, what assurances can you give us that as full a price is being paid for the 40% of the company that you’re not buying as for what your are buying? Let’s just say that right now, given from what we’ve seen, and the fact that the other side here is not having a call, it’s very — it’s far from clear that that’s the case.

Marc Holliday  — SL Green Realty Corp. - President and CEO

I’m sorry; why is it not clear that’s the case? I didn’t hear that last —

Jim Corl  — Cohen & Steers - Analyst

I’m sure it’s in the back of everyone’s mind right now that a couple of years ago, some other Rechler family members purchased the Long Island industrial portfolio at a well below market price away from the Company. And I think shareholders are going to be necessarily wary of what looks like something similar. So what can you tell us about the pricing of the — sort of the spinout assets, and were those — was the deal marketed separately as a full-price deal? How can you assure us that we’re getting fair value for the other part of the Company?

Marc Holliday  — SL Green Realty Corp. - President and CEO

I guess at a certain level, I can’t — those are questions best answered by the Reckson board, because I think the Reckson board did an extraordinary amount of homework in that area. I think they were well advised in that area. And I think the big differentiating factor between this transaction and what I know of the other transaction that you mentioned is that this was a competitive process. And you’ve got a third-party checkaways with us and with others. And believe me, we would not have been able to pay the price we paid and achieve what we did, really, without the overall transaction, but also without getting what, in our eyes, we viewed as absolute top dollar.

We did NAVs every piece of this portfolio. I’m talking property by property. We had teams of people on each region. And I think that we nailed what I would call very, very full values, from our perspective. And in the transactions that we wound up doing with Scott, he met or exceeded those values.

So there is zero question, I guess, in our eyes that the properties that we sold to him were fair value. And clearly, we had zero incentive to do anything other than that. But I can’t speculate, Jim, as to how Reckson’s board came to those same conclusions, other than to say my understanding is they had several layers of analysis looking at the exact same items and got very comfortable.

Greg Hughes  — SL Green Realty Corp. - CFO

I would add — when it became apparent that Scott was going to participate in the transaction, the Board actually retained another financial advisor to review the price that he was going to be paying.

Jim Corl  — Cohen & Steers - Analyst

So you’re saying by way of a fairness opinion.

Greg Hughes  — SL Green Realty Corp. - CFO

I don’t think know if it’s a formal fairness opinion, but they were —

Andrew Mathias  — SL Green Realty Corp. - CIO

(multiple speakers) represented. That was noted in the press release, that there were two separate financial advisors representing the board (multiple speakers) and Goldman.

Marc Holliday  — SL Green Realty Corp. - President and CEO

Did you hear that, Jim? Because Andy is a little far from the speaker.

Jim Corl  — Cohen & Steers - Analyst

No, I’m sorry. I didn’t catch the last part of that.

Andy Levine  — SL Green Realty Corp. - General Counsel

As noted in the press release, Reckson had two separate financial advisors, it was both and Goldman and Greenhill, if I recall. So they went — they went and took the steps that they felt necessary to get comfortable.

Operator

David Harris, Lehman Brothers.

David Harris  — Lehman Brothers - Analyst

Just following up from Jim’s question there, did I catch you right, Marc, when you said that they approached you about four weeks ago? Is that right?

Marc Holliday  — SL Green Realty Corp. - President and CEO

I can’t really get into the specifics of who approached who and exactly when that process occurred, because we are subject to confidentiality at this point. There will be a proxy, and I think that will lay out the entire process. I think I did mention earlier in my speech that we’ve been working fairly rigorously on this for approximately three to four weeks.

David Harris  — Lehman Brothers - Analyst

But to the best of your knowledge, the sale of Reckson was a well-aired transaction to any potentially interested parties? You had a sense that you were in a very competitive situation with several other parties?

Marc Holliday  — SL Green Realty Corp. - President and CEO

I can only tell you that it was — we were advised and it was our understanding it was a competitive process. I would hate to think — and I doubt when the proxy comes out we’ll find that we were one of one. But beyond that, in terms of determining how broad it is, I guess we’ll — Reckson knows and we’re not to. But I’ll tell you in a transaction like this, when you get the right players involved, as I’m sure you do know, if you have anywhere between two to five players, or three to five players, it’s a real market. So I feel we were in a competitive process.

Operator

Jay Haberman, Goldman Sachs.

Jay Haberman  — Goldman Sachs - Analyst

Just wondering if you could give us a sense of the same-store NOI growth you anticipate from this portfolio in contrast to your current portfolio, especially given the high occupancy for the Manhattan assets.

Greg Hughes  — SL Green Realty Corp. - CFO

I think if you — when we went through our earnings call last week, we talked about the 30% marked-to-market embedded in our portfolio, which, of course, comes in over time. I think that they have a similar (indiscernible) I think they advertised 25% in their supplemental. So I think you’d see probably fairly comparable same-store NOI growth.

Operator

Dave AuBuchon, AG Edwards.

Dave AuBuchon  — AG Edwards - Analyst

Marc, I just want to make sure I understand — so, on the Westchester and the Connecticut portfolios, you see the ability where it makes sense from a strategic standpoint with your current Midtown (indiscernible) around Grand Central, but it doesn’t necessarily have to be in the final piece of the puzzle if somebody comes along and hits your bid over the next five to six months?

Marc Holliday  — SL Green Realty Corp. - President and CEO

When you say hit a bid, in the context of selling some of those assets?

Dave AuBuchon  — AG Edwards - Analyst

Selling all of them.

Marc Holliday  — SL Green Realty Corp. - President and CEO

No, I don’t — I would say the latter half of what you said is not accurate. We don’t view the pressure or need as we’ve structured this deal to bail out of those properties. Quite to the contrary. We’ve had two very good experiences in New Jersey, and now we’re having what I think will promise to be a good experiences in New Jersey as well with our joint venture with Mack-Cali. These are — I think White Plains, and parts of Westchester and Stanford, look to be recently good markets. And I think you’ll see us try to work those assets a little bit.

And I would say rather than putting them out there and looking for bids, I think we’re looking to create some real value out of that by recapitalizations, creative financing strategies, try and move those rents northward as Manhattan rents get tighter and tighter. And we look at it as a value add for us. So I don’t think you’ll see us anytime soon looking to (indiscernible) bids for those properties. We’re looking to retain a portion of the Reckson franchise that wouldn’t be going with Long Island and New Jersey, and to work the opportunity.

Operator

Jordan Sadler, KeyBanc.

Jordan Sadler  — KeyBanc - Analyst

Did you say whether or not GKK would be participating in the initial financing of your 3.9 billion?

Andrew Mathias  — SL Green Realty Corp. - CIO

No, they will not be. The only place I mentioned GKK was potentially talking to Scott Rechler and his — and the team in Marathon about potentially financing some of their purchase of the suburban assets, as we did an enormous amount of underwriting upfront, and we’d love to capitalize on that underwriting in the debt capital markets if we don’t wind up utilizing it in the equity markets.

Jordan Sadler  — KeyBanc - Analyst

So they’re not in the 3.9.

Andrew Mathias  — SL Green Realty Corp. - CIO

No.

Jordan Sadler  — KeyBanc - Analyst

Just in terms of — could you maybe just give us some color on the disparity between the cap rates in Westchester and Connecticut, the 120 basis point spread?

Andrew Mathias  — SL Green Realty Corp. - CIO

I think that’s mainly reflective of some more vacancy in the Stanford market, and also lower in-place rents, more mark-to-market in the Stanford market. Westchester is relatively flat in terms of in-place escalated rents to market rents, and Stanford has more embedded growth.

Operator

Mark Streeter, J.P. Morgan.

Mark Streeter  — J.P. Morgan - Analyst

Just a follow-up questions to a couple of those that have asked about the Reckson bonds. According to my calculations, in order to gain some of that flexibility that you might want and retire those Reckson bonds, it’s about $40 million given some of the prepayment penalties. I guess my question is, is it worth paying something like that, something like $40 million, given how you tend to run the Company from a leverage prospective? It seems like you should be able to find a way to maybe keep those bonds outstanding at a subsidiary and not have to pay some huge prepayment fees. But how are you looking at that?

Greg Hughes  — SL Green Realty Corp. - CFO

There’s no question we’re very sensitive to those fees, and that’s why I gave you a range on what we think these transaction costs would be. We’re absolutely trying to minimize those, and it may be an effective alternative. But when you look at — when you look at the differentiation between corporate financings, unsecured, today, or in the 6 3/4 neighborhood, versus mortgage financings at 6, that 75 basis point differential can be considerable on a big pool of debt. So if we execute on our asset sales, it might make a lot of sense for us to keep those alive and out there. So we’re not foreclosing that at all, but we’ve set up the capital (indiscernible) so that we don’t have to be reliant on it.

Operator

Michael McGowan, Kensington.

Michael McGowan  — Kensington - Analyst

Congratulations. Reckson was getting pretty close, or was thinking about doing some high-quality spec buildings out in Westchester. What’s your plans on potentially entering the development market?

Andrew Mathias  — SL Green Realty Corp. - CIO

We’re evaluating the land assets that we picked up as part of the Westchester transaction. And, you know, I would say if we did enter those markets, you’d likely see us partnering up on endeavors like that, as we don’t have an active spec development business. But we’re excited at the opportunity, with the right pre-leasing and rate locations in Westchester, that there may be some good profit potential there.

Operator

This concludes today’s question-and-answer session. Please proceed to closing remarks.

Marc Holliday  — SL Green Realty Corp. - President and CEO

I just want to thank everyone for listening in today on — you can, obviously, tell from the enthusiasm on the call that we — we’re very happy with the transaction. We’re very hopeful that the transaction is ultimately consummated. We believe this is a very great event for SL Green shareholders, as well as Reckson shareholders. And the only thing I can tell you is that we have a conviction about this New York marketplace, and we had a conviction that this was the right transaction for us. We’ve been on the sidelines watching lots of M&A deals that may have made sense ultimately for others, but never seemed to be a strategic fit for us. And when this opportunity arose, and given our relationships, we made it a mandate to at least be ready and be competitive. And fortunately, this is one situation where we feel confident that we’ll be able to conclude this transaction. So, with that said, we thank everyone for joining and look forward to speaking with you over the coming months.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

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